

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Bradley J. Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

Re: urban-gro, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 25, 2021
File No. 333-250120
Correspondence filed February 1, 2021

Dear Mr. Nattrass:

We have limited our review of your registration statement and related correspondence to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors
We have historically been dependent on a small number of clients for a substantial portion of our annual revenue, page 11

1. You disclose in your risk factors that you have historically been dependent on a small number of customers for a substantial portion of your revenue. You also disclose in the notes to your financial statements that during the nine months ended September 30, 2020, one client represented 26% of total revenue and during the three months ended September 30, 2020, one client represented 51% of total revenue. At September 30, 2020 one client represented 26% of total outstanding receivables. Clarify whether this revenue reflects product or service revenue or both and whether you expect such revenues to be recurring

in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

2.   You quantify the amount of increase and decrease, as applicable, in product and service
        sales for each period discussed, however, you do not quantify the amount attributable to
        each overall in this section. Please revise your disclosure here to clarify.

3.   Where you discuss increases in revenues, please revise to state why. Given that you have
        historically attributed part of this increase to the general growth of the cannabis industry
        in North America, such as in your annual report on Form 10-K for the period ending
        December 31, 2019, please continue to state as much, as applicable.

Business
Strategic Vendor Relationships with Premier Manufacturers, page 38

4.   We note your discussion of certain strategic vendor partnerships with premier
        manufacturers. However, you also discuss certain trademark and patent protection for
        products you design and/or manufacture. Explain how the products you design and/or
        manufacture are marketed and used in your business, with a view to understanding how
        they contribute to your revenues and business model.

European Expansion, page 42

5.   We note your disclosure that "While North America presents the dominant opportunity
        currently for commercial indoor cultivation, the European plant-based medicines market is
        projected to become the largest market over the next 10 years. In fact, according to New
        Frontier Data (August 2020), the total EU annual spending on plant-based medicines is
        expected to rise from €8.3 billion in 2020 to €13.6 billion by 2025." Please tell us how
        this statement is consistent with your statement and disclosure that the company is shifting
        its focus away from the cannabis and "plant-based medicines" industry and why it is
        appropriate to discuss this as an addressable market.

Correspondence filed February 1, 2021

Risk Factors
We do not know for certain how much of our revenues to date have been generated from clients
in the cannabis industry..., page 10

6.   In your proposed S-1 disclosure, you state that you "do not know for certain how much of
        [y]our revenues to date have been generated from clients in the cannabis industry, but
        [you] are certain *some* of [y]our clients are in the cannabis industry," that an "***unknown
        but substantial*** portion of all [y]our revenues to date have been generated from clients in
        the cannabis industry," and that "historically, a ***large number*** of [y]our clients were
        cannabis producers, and [you] still do ***substantial*** work for those clients, but [you] have

shifted [y]our focus to non-cannabis crops as you seek to address a broader market." Given your historical ability to provide some specificity around your cannabis client base and related revenues, and, as recently as August 2020, you stated that substantially all of your revenues to date had been generated from customers in the cannabis industry, please provide more precision around the revenues you generate from your cannabis client base or tell us why you are unable to do so.

Business
Regulation, page 47

7.   Your proposed S-1 disclosure and your current S-1 states that you primarily market and sell your solutions in the United States and Canada, you formed urban-gro Canada Technologies, Inc., a wholly owned Canadian subsidiary, for all of your Canadian sales operations, you have registered trademarks in Canada, and you pay income taxes in Canada. Given that you appear to have significant operations in Canada and have, as recently as June 2020, acknowledged the materiality of Canadian cannabis regulations to your business, please include comparable disclosure in your S-1, or provide your analysis for why such disclosure is no longer material.

General

8.   Please revise your disclosure to clearly explain the difference between controlled environment agriculture ("CEA"), indoor cultivation, commercial cultivators, and cannabis producers, and use the terms consistently throughout. For example, you use the term CEA when discussing your historical operating activities, which we understand to be almost entirely in service of the cannabis industry. You also use the term to discuss the market expansion that you suggest is aimed beyond the cannabis industry: "While we will continue to provide our solutions to the plant-based medicine market that has been our strength, we believe that the CEA market will represent a more significant and increasing share of our revenue and be a significant factor in our organic growth moving forward." As a result, it is unclear how to interpret your references to CEA in the context of your historical and future operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Bradshaw, Esq.